

March 23, 2015

<u>Via E-mail</u>
Ezra Green
Chief Executive Officer
Fuse Science, Inc.
5510 Merrick Road
Massapequa, NY 11758

> **Re: Fuse Science, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2014**
> **File No. 000-22991**

Dear Mr. Green:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ *Bryan J. Pitko* <u>for</u>

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: <u>Via E-mail</u>
        Leah Hutton, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.
        1645 Palm Beach Lakes Boulevard
        Suite 1200
        West Palm Beach, FL 33401